EXHIBIT 10.4

ECLIPSYS

The Outcomes Company

February 2, 2002

Mr. John S. Cooper
451 Barclay Road
Rosemont, Pa. 19010

Dear John:

We are pleased to confirm our offer for you to join us as an Executive Vice President of Eclipsys with initial responsibility for sales. Your base annual compensation will be 275,000 per year increasing to 330,000 per year in June of 2002.

You will also be eligible to participate in the Eclipsys Executive Compensation Program. This plan is similar in format and structure to prior years. As a participant in this program your annual incentive compensation would be $250,000 at target.

You will participate in the Eclipsys Corporation Stock Plan by receiving options to purchase shares of Eclipsys stock at a price to be determined when you become a full time employee of the company. The options will be at fair market value on the day of issue. The stock option award will be for 200,000 shares vesting over 4 years. The initial vesting date for these options is on the date of grant for 40,000 shares; at the end of one year from the date of award an additional 40,000 will vest with the remainder vesting monthly thereafter for the next 36 months.

You will be entitled to severance benefits in the event your employment is terminated other than for cause or a voluntary termination, and you will participate in any existing or future plans or programs of deferred or supplemental compensation that are available to executives. You will be entitled to a severance benefit of 18 months of base pay, target bonus, and benefits unless a greater benefit is provided under an existing or future executive severance program, or employment agreement between you and the Company. Additionally, you will be entitled to a severance benefit of 12 months of continued vesting of stock options awards during the severance period.

You are protected under the change of control provisions along with other key Eclipsys executives in the event you are let go or your responsibilities are substantially changed as a result of a change of control event.

As an Eclipsys employee, you will also be eligible to participate in the Company’s employee benefit program including life and disability insurance, hospitalization and major medical and dental coverage effective on the first day of the month following your date of hire. You will have an opportunity to participate in the Eclipsys Corporation 401(k) and Employee Stock Purchase Plans in accordance with the plan’ entry and participation requirements.

We are very excited and pleased about your joining Eclipsys. I look forward to working with you and transferring the sales leadership of the company to you followed by the marketing leadership responsibility when we mutually agree it is appropriate but in any case no later than mid 2003.

It is anticipated that your start date will be during the month of February or as soon as convenient for you and your family.

Welcome aboard,

/s/ HARVEY J. WILSON
Harvey J. Wilson
Chairman and CEO

1750 Clint Moore Road, Boca Raton, FL 33487
phone 561.322.4321 • fax 561.322.4320 • info@eclipsys.com